# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enzo Biochem, Inc., CIK 0000316253
CUSIP: 294100102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 21 Executive Blvd., Farmingdale, New York (NY), 11735
Date of event which requires filing of this statement: 06/23/2025
Filed by CIK 0001912746
Persons authorized to receive notices and communications: Lizette Perez-Deisboeck, c/o Battery Ventures, One Marina Park Drive, Suite 1100, Boston, Massachusetts (MA), 02210, (617) 948-3600

## Reporting persons
- Battery Ventures XIV, L.P. (CIK 0001912746): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,575,824; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 11,575,824 (21.8% of the class)
- Battery Ventures XIV-EF, L.P. (CIK 0001932594): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,575,824; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 11,575,824 (21.8% of the class)
- Battery Investment Partners XIV, L.P. (CIK 0001913935): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,575,824; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 11,575,824 (21.8% of the class)
- Battery Partners XIV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,575,824; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 11,575,824 (21.8% of the class)
- Battery Partners GP XIV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,575,824; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 11,575,824 (21.8% of the class)
- Neeraj Agrawal (CIK 0001532809): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,575,824; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 11,575,824 (21.8% of the class)
- Michael M. Brown (CIK 0001354614): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,575,824; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 11,575,824 (21.8% of the class)
- Morad Elhafed (CIK 0001869518): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,575,824; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 11,575,824 (21.8% of the class)
- Jesse Feldman (CIK 0001568322): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,575,824; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 11,575,824 (21.8% of the class)
- Russell L. Fleischer (CIK 0001108424): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,575,824; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 11,575,824 (21.8% of the class)
- Roger H. Lee (CIK 0001404868): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,575,824; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 11,575,824 (21.8% of the class)
- Zachary Smotherman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,575,824; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 11,575,824 (21.8% of the class)
- Chelsea R. Stoner (CIK 0001741527): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,575,824; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 11,575,824 (21.8% of the class)
- Dharmesh Thakker (CIK 0001869544): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,575,824; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 11,575,824 (21.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Enzo Biochem, Inc.
Address of issuer's principal executive offices: 21 Executive Blvd., Farmingdale, New York (NY), 11735

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of Battery Ventures XIV, L.P. ("BV14"), Battery Ventures XIV-EF, L.P. ("BV14-EF"), Battery Investment Partners XIV, L.P. ("BIP14"), Battery Partners XIV, L.P. ("BP14"), Battery Partners GP XIV, LLC ("BPGP14"), Neeraj Agrawal ("Agrawal"), Michael M. Brown ("Brown"), Morad Elhafed ("Elhafed"), Jesse Feldman ("Feldman"), Russel L. Fleischer ("Fleischer"), Roger H. Lee ("Lee"), Zachary Smotherman ("Smotherman"), Chelsea R. Stoner ("Stoner") and Dharmesh Thakker ("Thakker"). The foregoing individuals are collectively referred to as the "BV Managing Members" and, together with the foregoing entities, the "Reporting Persons." The Reporting Persons disclaim membership in any "group" with any person other than the Reporting Persons. The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of common stock covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.
Residence or business address: The principal business office of the Reporting Persons is One Marina Park Drive, Suite 1100, Boston, MA 02210.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments. Agrawal, Brown, Elhafed, Feldman, Fleischer, Lee, Smotherman, Stoner and Thakker are the sole managing members of BPGP14, the general partner of BIP14 and BP14, which is the general partner of each of BV14 and BV14-EF.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Agrawal, Brown, Feldman, Elhafed, Fleischer, Lee, Smotherman, Stoner and Thakker are citizens of the United States. BV14, BV14-EF, BIP14 and BP14 are limited partnerships organized under the laws of the State of Delaware. BPGP14 is a limited liability company organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 23, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Bethpage Parent, Inc., a Delaware corporation ("Bethpage"), and Bethpage Merger Sub, Inc., a New York corporation and a wholly owned subsidiary of Bethpage ("Merger Sub"). Pursuant to the terms of the Merger Agreement, Bethpage will acquire the Issuer transaction through the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation of the merger (the "Merger") and a wholly owned subsidiary of Bethpage, subject to the terms and conditions set forth in the Merger Agreement. Bethpage and Merger Sub are each affiliates of BV14, BV14-EF and BIP 14. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Concurrently with the execution of the Merger Agreement, all of the Company's officers and directors and the Company's largest shareholder, Harbert Discovery Fund, LP and its affiliates (collectively, the "Voting Parties") entered into voting and support agreements in favor of Bethpage and Merger Sub, pursuant to which such persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of common stock, $0.01 par value per share, of the Issuer ("Common Stock") owned by the Voting Parties, representing approximately 21.8% of the Issuer's issued and outstanding Common Stock in the aggregate, in favor of the Merger and the adoption of the Merger Agreement and against any alternative transaction proposal (collectively, the "Voting Agreements"). In addition, each shareholder party to a Voting Agreement has agreed not to take certain actions, including (i) transferring any Shares (subject to certain exceptions), (ii) granting any proxies or powers of attorney or (iii) exercising any dissenters' rights with respect to the Merger. No separate consideration was paid by Bethpage or Merger Sub in connection with the Voting Agreement. The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 99.3 and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As a result of the Voting Agreements, the Reporting Persons may be deemed to be the beneficial owner of 11,575,824 shares of the Issuer's Common Stock, which includes 656,787 shares of Common Stock issuable upon the exercise of stock options and 79,780 shares of Common Stock issuable upon the settlement of restricted stock units covered by the Voting Agreements that are either exercisable or assumed to be exercisable within 60 days of June 30, 2025.

The Reporting Persons may be deemed to have the shared power to direct the vote of the shares of the Issuer's Common Stock subject to the Voting Agreements with respect to those matters described in Item 4. However, the Reporting Persons (i) are not entitled to any rights as a shareholder of the Issuer as to the shares of the Issuer's Common Stock subject to the Voting Agreements, (ii) disclaim any beneficial ownership of the shares of the Issuer's Common Stock covered by the Voting Agreements, (iii) do not have the power to dispose of the shares of the Issuer's Common Stock covered by the Voting Agreements, and (iv) do not have the power to cause the stock options to be exercised. Except as described in this Schedule 13D, none of the Reporting Persons beneficially owns any shares of the Issuer's Common Stock.

BP14 is the general partner of each of BV14 and BV14-EF; BPGP14 is the general partner of each of BP14 and BIP14. The BV Managing Members are the managing members of BPGP14.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of shares of Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Form of Agreement and Plan of Merger, dated as of June 23, 2025 (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on June 24, 2025).

Exhibit 99.3 Form of Voting and Support Agreement, dated as of June 23, 2025 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on June 24, 2025).

## Signatures
- Battery Ventures XIV, L.P.: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (06/30/2025)
- Battery Ventures XIV-EF, L.P.: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (06/30/2025)
- Battery Investment Partners XIV, L.P.: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (06/30/2025)
- Battery Partners XIV, L.P.: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (06/30/2025)
- Battery Partners GP XIV, LLC: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (06/30/2025)
- Neeraj Agrawal: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (06/30/2025)
- Michael M. Brown: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (06/30/2025)
- Morad Elhafed: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (06/30/2025)
- Jesse Feldman: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (06/30/2025)
- Russell L. Fleischer: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (06/30/2025)
- Roger H. Lee: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (06/30/2025)
- Zachary Smotherman: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (06/30/2025)
- Chelsea R. Stoner: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (06/30/2025)
- Dharmesh Thakker: /s/ Christopher Schiavo, By Christopher Schiavo, Attorney-in-Fact (06/30/2025)